UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2023

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2023

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice Regarding MUFG’s Board of Directors’ Opinion

on Shareholder Proposals

Tokyo, May 15, 2023 — MUFG has received a document stating shareholders’ intentions to exercise their right to present proposals at the 18th Annual General Meeting of Shareholders scheduled to be held on June 29, 2023. MUFG hereby announces that at its Board of Directors meeting held today, it has resolved to oppose the shareholder proposals.

1. The shareholder proposals

    Please refer to the attached Annex.

2. Opinion of the Board of Directors

(1) Proposal 1:

Partial amendment to the Articles of Incorporation (Issuing and Disclosing a Transition Plan to Align Lending and Investment Portfolios with the 1.5 Degree Celsius Target, the Goal of the Paris Agreement, for Achieving Carbon Neutrality by 2050)

The Board of Directors objects to this proposal.

In May 2021, we announced the MUFG Carbon Neutrality Declaration, which places the highest priority on addressing climate change and environmental protection issues.

Guided by this declaration, MUFG is steadily implementing group-wide environmental measures, aiming to achieve net zero GHG emissions in our finance portfolio by 2050 and net zero GHG emissions in our own operations by 2030.

Specifically, it is described below.

1. MUFG has made steady progress toward net zero GHG emissions from our finance portfolio by 2050.

  (1) In accordance with the GFANZ and NZBA guidelines, MUFG has set 2030 interim targets for high-emitting sectors (power, oil and gas, real estate, steel and shipping) that have a significant impact on GHG emissions from our investment and loan portfolios, and has disclosed the performance of these sectors.[1] We also plan to set interim targets for the automotive, aircraft, and coal sectors by June 2024.[2]

  MUFG’s interim target for 2030 is calculated using the best available data with reference to the IEA’s 1.5 degree Celsius scenario.

  The most important thing for MUFG is to support customers’ efforts to achieve carbon neutrality, and given that many of our customers have set interim targets for 2030, we believe that effective engagement with customers is possible by setting interim targets that share this timeline. Since 2021, we have engaged with approximately 1,500 clients on this topic, and continue to support them while steadily expanding our climate-change business.

  (2) MUFG has established the MUFG Environmental and Social Policy Framework as a framework for investment and lending policies to manage environmental and social risks, and has introduced a due diligence process to identify and assess the environmental and social risks and impacts of businesses financed. Climate change risk management is integrated into the risk management framework to better understand, measure and reduce climate change risks and their potential portfolio, business and financial impacts from a group-wide perspective.

2. MUFG will disclose our transition plan in fiscal 2023. We also disclose progress towards targets in our Progress Report, and plan to continue to do so in our Integrated Report and other media.

  (1) MUFG has already committed to disclosing a transition plan for MUFG’s decarbonization by the end of fiscal 2023. In developing this plan, we will refer to GFANZ’s guidance, etc. [3]

  (2) The progress towards targets is reported annually in our Progress Report in accordance with TCFD and NZBA guidance, and is also disclosed in our Integrated Report and Sustainability Report. We plan to continue reporting on progress toward our goals in the Integrated Report and other media.

3. In Japan, articles of incorporation provide for the basic matters of the organization and operation of the company, and it is not appropriate for the articles of incorporation to provide for specific matters concerning the execution of business.

  (1) MUFG flexibly reviews its business plans and executes them promptly to respond to changes in social and other conditions. Changes to the Articles of Incorporation require a special resolution at the General Meeting of Shareholders, and we are concerned that if this Proposal were to be passed, it would be more difficult for MUFG to respond flexibly, which could have a negative impact on our customers and other stakeholders.

  (2) MUFG believes that it is the responsibility of directors, who have the confidence of shareholders, to respond flexibly to management issues such as climate change.

Therefore, we believe that there is no need to add the proposed clause to the Articles of Incorporation.

[1]

As an example, in terms of “electricity,” the largest sector by GHG emissions, MUFG is targeting an emissions intensity of 156 -192 g CO2 e/kWh in 2030 (equivalent to a reduction of approximately 41% to 52% from 2019 levels). As of March 2022, it was 299 g CO2 e/kWh, down about 9% from 328 g CO2 e/kWh in 2019 (base year).

[2]	These 8 sectors accounted for about 80% of global CO2 emissions in 2021 (Source: IEA World Energy Outlook 2022).
[3]	In November 2022, GFANZ published guidance on a “transition plan” consisting of 5 key items, including governance, execution strategy, and engagement strategy.

(2) Proposal 2:

Partial Amendment to the Articles of Incorporation (Prohibition of Transactions with Companies that Neglect Defamation)

The Board of Directors objects to this proposal.

We have established the MUFG Way as a guideline for the execution of our management activities. Led by the MUFG Way, we have established a Code of Conduct as a set of standards for the judgments and actions of the executives and employees of each Group company. The code expresses our commitment to comply with all laws and regulations in Japan and overseas, to conduct fair and transparent corporate activities with integrity, and to behave in a manner that supports and strengthens the trust and confidence of society.

Furthermore, the MUFG Human Rights Policy Statement stipulates that we work to ensure that MUFG customers and suppliers also respect human rights.

With respect to our transactions with customers, we conduct investigations appropriately in accordance with our credit policy, and confirm that customers are appropriate and proper as transaction partners before conducting business with them.

In addition, the purpose of the Articles of Incorporation is to stipulate the basic policies for operating a company and we believe that it is not appropriate to stipulate matters concerning the execution of individual specific operations.

Therefore, we believe that there is no need to set forth the proposed clause in the Articles of Incorporation.

(3) Proposal 3:

Partial Amendment to the Articles of Incorporation (Exercise Caution in Transactions with Male-dominated Companies)

The Board of Directors objects to this proposal.

We have established the MUFG Way as a guideline for the execution of our management activities. Led by the MUFG Way, we have established a Code of Conduct as a set of standards for the judgments and actions of the executives and employees of each Group company. The code expresses our commitment to comply with all laws and regulations in Japan and overseas, to conduct fair and transparent corporate activities with integrity, and to behave in a manner that supports and strengthens the trust and confidence of society.

With respect to our transactions with customers, we conduct investigations appropriately in accordance with our credit policy, and confirm that customers are appropriate and proper as transaction partners before conducting business with them.

In addition, the purpose of the Articles of Incorporation is to stipulate the basic policies for operating a company and we believe that it is not appropriate to stipulate matters concerning the execution of individual specific operations.

Therefore, we believe that there is no need to set forth the proposed clause in the Articles of Incorporation.

(4) Proposal 4:

Partial Amendment to the Articles of Incorporation (Investor Relations)

The Board of Directors objects to this proposal.

We have established a philosophy, procedures, and systems for the disclosure of information to all stakeholders, including our depositors, business partners and other customers, shareholders, investors, and society, and by disclosing information in accordance with these, we aim to achieve fair, equitable, and appropriate disclosure of information concerning the MUFG Group. In addition, the MUFG Group aims to achieve sustainable growth and enhance its corporate value by appropriately leveraging the knowledge gained through constructive dialogue with stakeholders in our management process.

We have formulated the MUFG Group Information Disclosure Policy with this purpose in mind and comply with this policy in our investor relations activities as we voluntarily disclose information that we believe is important or useful for stakeholders in seeking to deepen their understanding of the MUFG Group.

Information on individual events such as ATM failures is disclosed based on several factors, including the extent of the resulting impact and the requirements for customer support, for the purpose of providing accurate information directly to the customers who were affected.

In addition, the purpose of the Articles of Incorporation is to stipulate the basic policies for operating a company and we believe that it is not appropriate to stipulate matters concerning the execution of individual specific operations.

Therefore, we believe that there is no need to set forth the proposed clause in the Articles of Incorporation.

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About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,100 locations in more than 50 countries. The Group has about 160,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

Press contact:

Taichi Nakanoshoya

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1815

E taichi_nakanoshoya@mufg.jp

Annex1. Initiatives to Address Climate Change

1. MUFG’s position as carbon neutral

In April 2021, MUFG adopted “Committed to empowering a brighter future.” as our Purpose to promote our Medium-Term Business Plan with an even stronger commitment to helping solve environmental and social issues. In May 2021, we announced the “MUFG Carbon Neutrality Declaration,” and are working to achieve net zero GHG emissions in our finance portfolio by 2050 and net zero GHG emissions in our own operations by 2030

2. Initiatives to realize carbon neutrality

(1) Two-year progress

(2) Roadmap

Milestones

	2019	2020	2021	2022	…	2030	…	2040 (NEW)
1. Net Zero GHG Emissions from the Financed Portfolio								
Power: Interim Targets for 2030 (emission intensity)	328gCO_2e/kWh	307gCO_2e/kWh	299gCO_2e/kWh	→	→	156-192 gCO_2e/kWh		
Oil & Gas: Interim Targets for 2030 (emission reduction rate)	84MtCO_2e	81MtCO_2e	76MtCO_2e (From FY2019 –9%)	→	→	–15% - –28%		
Real Estate: Interim Targets for 2030 (emission intensity)								
Commercial Real Estate		65kgCO_2e/m²	→	→	→	44-47kgCO_2e/m²		
Residential Real Estate		27kgCO_2e/m²	→	→	→	23kgCO_2e/m²		
Steel: 2030 Interim Target (emission reduction rate)	22MtCO_2e	→	→	→	→	-22%		
Shipping: 2030 Interim Target (PCA Score[1])			PCA +0.6%	→	→	PCA ≦ 0%		
2. Decarbonization through Financial Services								
Sustainable Finance (Total since FY2019)	3.7 trillion yen (including 2.2 trillion yen for the environment)	7.9 trillion yen (including 3.6 trillion yen for the environment)	14.5 trillion yen (including 5.4 trillion yen for the environment)	19.4 trillion yen through the first half (including 6.6 trillion yen for the environment)	→	35.0 trillion yen (including 18.0 trillion yen for the environment)		
Credit balance targets for coal-fired power generation								
Project finance (FY)	USD 3.58 billion	USD 3.77 billion	USD 2.95 billion	→	→	From FY2019 50% reduction		Zero
Corporate finance (FY)		Approx. 120 billion yen	Approx. 90 billion yen	→	→	→	→	Zero
3. Net Zero GHG Emissions from Own Operations			Shifted to 100% renewable energy for electricity procured domestically by the Bank, the Trust Bank, and the Securities HD	Shifted to 100% renewable energy for electricity procured at all domestic consolidated subsidiaries for their own contracted electricity	Domestic GHG emissions 2/3 reduction from FY2020 (FY2025); Group and global GHG emissions 50% reduction from FY2020 (FY2026)	Net zero GHG emissions from own operations		
4. Decarbonization Initiatives as an Asset Manager	→	→	→	→	→	Reduce GHG emissions per economic intensity by 50% from 2019 for 55% of assets under management		

1. A measure of consistency that indicates the difference from the required level across the portfolio. Calculates the Vessel Climate Alignment (VCA) of individual vessels providing financing as a weighted average of the percentages in the loan portfolio

(3) Concept of setting interim targets for 2030

MUFG has adopted the following four approaches in setting interim targets by sector.

The interim targets for each sector are set in accordance with NZBA guidelines. As well as the addition of target sectors, MUFG will continue to follow NZBA guidelines by reporting progress every year and reviewing targets within five years after targets are set.

3. MUFG’s approach to supporting decarbonization

MUFG will identify new needs and issues through the provision of solutions while engaging in policy advocacy and international rulemaking in collaboration with industry and government agencies. We will strengthen our relationships with our customers, local governments, and industry associations, while providing feedback to industry and government agencies on new needs and issues related to decarbonization, and will act as a responsible accompaniment to our customers.

: Past initiatives
: New initiatives
1 Policy recommendations in collaboration with industries and government agencies, involvement in international rulemaking
MUFG Transition Whitepaper
Shared with European and U.S. financial authorities and government officials
NZBA ATFSG*1
Led discussion to create frameworks for transition finance
MUFG Transition Whitepaper 2.0
• Listing clean technologies which need finance support
• Increase predictability for Japan's decarbonization
JETP*2
Involved in creating framework for blended finance to accelerate energy transition in Indonesia and Vietnam
2 Enhance capabilities to provide solutions to support customers' decarbonization in line with government policies and strategies
Engagement 1,500 companies*3
Provided solutions through collaborating with external partners
Zeroboard Inc. linked cases:300
Tokio Marine & Nichido Fire Insurance Co.,Ltd
TCFD consulting service proposals: 85
Proposals
Domestic : 120
Overseas : 960
Collaborating with regional banks
Sharing knowledge on sustainable finance with regional banks
Strengthen capabilities
Expand to provide optimal finance solutions according to market stage
3 Identify new needs and issues with leveraging various relationships
Electricity PT*4
Further strengthening relations with domestic power companies and industry associations
Follow up
Deepen understanding for clients' transition progress and leverage it for effective engagement
Alliance with Hokkaido Gov.
• Published Hokkaido Carbon Neutral Report
• Updated an agreement to develop new industries and human resources contributing to carbon neutrality
Asia Zero Emission
• Support Japanese companies to develop carbon neutrality business in ASEAN
• Strengthen relations with state-owned companies in Asia

*1 Asia Transition Finance Study Group *2 Just Energy Transition Partnership : A partnership led by the G7 to accelerate the early retirement of emission-intensive infrastructure and support investment in renewable energy generation and relevant infrastructure *3 Including: Linked **300** companies to Zeroboard Inc. (100 companies registered as partners of Zeroboard); Proposed TCFD consulting services (collaborating with Tokio Marine & Nichido Fire Insurace Co.,Ltd) to **85** companies and signed contracts with 11 companies; Domestic discussions and proposals for introducing new ESG financing (approx. **120** companies); Overseas discussions and proposals for transition strategy and short / mid-to-long term financing needs (approx. **960** companies) *4 Project Team

4. Sustainability promotion structure

MUFG’s Sustainability Committee regularly reviews policies and initiatives to address environmental and social opportunities and risks, including climate change. Deliberations are reported to the Executive Committee, which deliberates and makes decisions on important matters related to business execution, and are then reported to and discussed by the Board of Directors. The Board of Directors is prepared to oversee efforts to address climate change.

*

Last fiscal year, Miyuki Zeniya, who has deep knowledge in the field of sustainability, was appointed full-time CSuO. In addition, Kenji Fuma, an ESG management consultant, was newly appointed to External Advisor, bringing the number of the members to three.

5. Other

(1) Links

① MUFG Progress Report 2023.

In addition to presenting MUFG’s quantitative results and targets, the report provides an overview of the approach to achieving carbon neutrality and our thought process on which this is based.

https://www.mufg.jp/dam/csr/report/progress/202304_en.pdf

② MUFG Sustainability Report 2022.

This report summarizes MUFG’s most recent initiatives on sustainability, focusing on policies, systems, and measures to achieve a sustainable environment and society as well as sustainable growth.

https://www.mufg.jp/dam/csr/report/2022/sr2022_en.pdf

(2) Glossary

Terms and abbreviations	Official name	Remarks

GFANZ	Glasgow Financial Alliance for Net Zero

Advocated and launched by Mark Carney at the Climate Leaders’ Summit hosted by the US government in April 2021, GFANZ is a consortium of financial institutions that integrates initiatives (including NZBA and NZAM) in which the financial industry leads net zero by each business sectors. MUFG actively participates in GFANZ working groups.

In June 2021, MUFG joined NZBA, which is a part of GFANZ.

GHG	Greenhouse Gas	Gas, such as CO2 or Methane, etc., that cause greenhouse effect

IEA	International Energy Agency	International organization within the Organisation for Economic Co-operation and Development (OECD) that publishes scenarios (SDS, APS, NZE, etc.) for achieving the goal of limiting the increase in global average surface temperature.

NZBA	Net-Zero Banking Alliance	Established by the United Nations Environment Programme Finance Initiative (UNEP FI) in April 2021, this initiative commits banks to net zero GHG emissions in their financed portfolios by 2050.

TCFD	Taskforce on Climate-related Financial Disclosures	Taskforce set up by the Financial Stability Board (FSB) in 2015 to develop a consistent approach to disclosing climate change-related financial risks.

Annex2.

Proposal 1:

Partial amendment to the Articles of Incorporation (issuing and disclosing a transition plan to align lending and investment portfolios with the Paris Agreement’s 1.5 degree goal requiring net zero emissions by 2050)

1.	Proposal details

The following clause shall be added to the Articles of Incorporation:

Chapter: “Transition Plan (Portfolio Alignment)”

Clause: “Issuing and disclosing a transition plan to align lending and investment portfolios with the Paris Agreement’s 1.5 degree goal requiring net zero emissions by 2050”

1.

In order to fulfil the Company’s commitment to net zero emissions by 2050 in its lending and investment portfolios, the Company shall set and disclose a transition plan to align its portfolios, in the short-, medium- and long-term, with credible pathways to net zero emissions by 2050 or sooner, including strategic policy commitments and targets for significant GHG-intensive sectors within its portfolios, considering the full range of Scope 3 value chain emissions.

2.	The Company shall report on its progress against such a transition plan and targets in its annual reporting.

2.	Reasons for proposal

This proposal requests that the Company disclose information required for shareholders to determine the integrity of the Company’s plans to achieve its net zero emissions by 2050 commitment, and for the Company to appropriately manage climate change risks, and maintain and increase the Company’s long-term corporate value.

The Company is exposed to substantial financial risk, given its significant involvement in carbon-intensive sectors such as fossil fuels. However, the Company has not set and disclosed sufficient targets or policy commitments to align its exposures to the most GHG-intensive sectors with a net zero emissions by 2050 pathway.

It is, therefore, critical for the Company to ensure the integrity of its climate goals and transition plans by setting and disclosing such targets and strategic policy commitments, which should align with the trajectories and key conclusions of credible net zero emissions by 2050 scenarios, such as the International Energy Agency’s. Global peers of the Company are already disclosing this type of information.

The disclosure this proposal seeks is commonly expected among investors through the Task Force on Climate-related Financial Disclosures (TCFD), and international standard setting initiatives such as the Net Zero Banking Alliance.

(Note by MUFG)

Cited above is an English translation of the original text of the proposal’s details and reasons as submitted by the shareholders.

Proposal 2:

Partial Amendment to the Articles of Incorporation (Prohibition of Transactions with Companies that Neglect Defamation)

1.	Proposal details

The following clause shall be added to the Articles of Incorporation:

“The Company and its Group shall avoid making transactions with companies that defame others by presenting false information and neglecting to adequately correct said information even in the event that it is found to be false.”

2.	Reasons for proposal

Several TV stations reported false information, spanning over a substantial period of time, that Mr. Takahiro Sasaki, the president of H Project, allegedly caused the suicide of the late Ms. Honoka Omoto by telling her she would have to pay a penalty of ¥100 million if she left the production company. However, this statement was revealed to be untrue, and the Tokyo District Court dismissed the claims by the bereaved family on June 9, 2022 (Case No. Wa 37265 of 2018). The Tokyo High Court proceeded to uphold this decision on December 21, 2022. Furthermore, the Tokyo District Court ordered the bereaved family’s representatives, including Mr. Yamato Sato and Mr. Hiromu Mochizuki, to pay ¥5.5 million in compensation for subsequent litigation brought against them in response to the situation by Mr. Takahiro Sasaki and other related parties on February 28, 2023 (Case No. Wa 27521 of 2019).

Nevertheless, some TV stations only issued brief reports on the outcome of the court’s final judgment, leaving many people in Japan continuing to believe the initial false claims.

Maintaining relationships with such irresponsible broadcasting stations has the potential to damage our reputation to an immeasurable extent.

(Note by MUFG)

Cited above is an English translation of the original text of the proposal’s details and reasons as submitted by the shareholders.

Proposal 3:

Partial Amendment to the Articles of Incorporation (Exercise Caution in Transactions with Male-dominated Companies)

1.	Proposal details

The following clause shall be stated in the Articles of Incorporation:

“The Company and its Group shall refrain from making transactions with any listed companies that have 10 or more directors (excluding those who are outside directors), all of whom are male.”

2.	Reasons for proposal

There is a certain preparatory school for qualifying examinations (Company “T”) that has 10 directors (excluding outside directors), all of whom are male. Even when including outside directors, every member of the total 12 directors (excluding audit and supervisory committee members) is male.

On May 3, 2023, it will be 76 years since Article 14 of the Constitution of Japan was enacted, which stipulates between men and women under the law. In addition, there has been a growing interest in gender equality, as demonstrated by famous feminist Ms. Yumeno Nito who became the topic of conversation recently over her involvement in citizens’ petitions for audits.

The selection of directors should be based on ability and knowledge, and naturally, there is not necessarily a need for there to be the exact same number of male and female directors. However, the abovementioned company, T, is an extreme case in this respect, clearly displaying its male-dominated corporate culture.

Furthermore, the company’s main business is to give guidance to those who take qualifying examinations, which is clearly not an occupation for which only men are qualified.

Maintaining a relationship with such a company would damage the Group’s reputation. Therefore, the Group should prevent unnecessary potential harm to its positive reputation by working to avoid transactions with companies that have 10 or more directors (excluding outside directors), all of whom are male.

(Note by MUFG)

Cited above is an English translation of the original text of the proposal’s details and reasons as submitted by the shareholders.

Proposal 4:

Partial Amendment to the Articles of Incorporation (Investor Relations)

1.	Proposal details

The following clause shall be added to the Articles of Incorporation:

“The Company and its Group shall not delete any information on Investor Relations posted on their websites.”

2.	Reasons for proposal

MUFG Bank of the Group (hereafter “the Bank”) experienced a system failure that prevented the use of ATMs on the night of January 30, 2023. An inquiry submitted to the Company’s “IR inquiry form” revealed that a former page related to a prior system failure that occurred on the night of June 8, 2021 at the Bank had been deleted on the grounds that the Bank’s response to customers had been completed and the situation resolved. Currently, investors are unable to view the Bank’s response to past system failures on the Company’s website. Information on investor relations provides a detailed record of the history of the Company, and investors use this information in analysis for investment decisions. Therefore, as past information on investor relations serves a vital role, it should be retained for future records instead of being deleted from the website without due notice.

(Note by MUFG)

Cited above is an English translation of the original text of the proposal’s details and reasons as submitted by the shareholders.

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